[Letterhead of Luse Gorman Pomerenk & Schick]

(202) 274-2008	aschick@luselaw.com

March 16, 2007

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:      FSB Community Bankshares, Inc.
Registration Statement on Form SB-2

Ladies and Gentlemen:

Pursuant to Rule 101 of Regulation S-T and on behalf of FSB Community Bankshares, Inc. (the “Registrant”), we are transmitting by EDGAR under the Securities Act of 1933 (the “Securities Act”) the Registrant’s Registration Statement on Form SB-2, including exhibits (the “Registration Statement”). The registration fee of $401 has been calculated in accordance with Section 6(b) of the Securities Act and Rule 457 promulgated thereunder, and was transmitted to the Securities and Exchange Commission by wire transfer in accordance with Rule 13 of Regulation S-T.

The Registration Statement relates to the issuance by the Registrant of its shares of common stock, par value $0.10 per share, in connection with a “minority stock offering.” The Registrant is the mid-tier stock holding company for Fairport Savings Bank, a federal savings association. FSB Community Bankshares, MHC will be the majority owner of the Registrant following the stock issuance, which is subject to approval by the Office of Thrift Supervision.

Securities and Exchange Commission
March 16, 2007

If you have any questions or comments, please contact the undersigned at (202) 274-2008 or Steven Lanter at (202) 274-2004.

Very truly yours,

/s/ Alan Schick

Alan Schick

Enclosures
cc:           Dana C. Gavenda, President and
Chief Executive Officer
Steven Lanter, Esq.